SEC Mail Processing Section

FEB 28 2018

Washington DC
408

18001487

SEC Mail Processing Section

FEB 28 2018

Washington DC
408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65606

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cushman & Wakefield Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas, 7th Floor
(No. and Street)

New York	NY	10104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Wenk 212-841-7850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

1411 Broadway, 9th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

yw

OATH OR AFFIRMATION

I, David H. Wenk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cushman & Wakefield Securities, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President & Chief Financial Officer

Title

Notary Public

Jawana C Richardson
COMM. #01RI60011467
NOTARY PUBLIC STATE OF NEW YORK
NASSAU COUNTY
My Commission Expires 02/23/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Cushman & Wakefield Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cushman & Wakefield Securities, Inc. (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

February 26, 2018

Cushman & Wakefield Securities, Inc.

Statement of Financial Condition

December 31, 2017

Assets	
Cash	$ 2,143,661
Commissions receivable	35,000
Deferred tax asset	143,355
Total assets	$ 2,322,016
Liabilities and stockholder's equity	
Liabilities:	
Due to Parent	$ 235,638
Accrued expenses and other current liabilities	27,190
Total liabilities	262,828
Stockholder's equity:	
Common stock, no par value, 100 shares authorized, issued and outstanding	–
Paid-in capital	25,000
Retained earnings	2,034,188
Total stockholder's equity	2,059,188
Total liabilities and stockholder's equity	$ 2,322,016

The accompanying notes are an integral part of these financial statements.

1. Description of Business

Cushman & Wakefield Securities, Inc. (the "Company"), a wholly-owned subsidiary of Cushman & Wakefield Inc. (the "Parent"), is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company primarily arranges real estate financing with accredited investors through placement of participations in debt or equity in real estate owned by its clients. In addition, the Company advises clients regarding real estate financing structures, which could involve the sale or exchange of stock or other securities. The Company is permitted, under its membership agreement, to engage in other activities; however, it does not engage in these authorized activities. The Company was incorporated in Delaware on April 29, 2002 and commenced operations on April 7, 2003.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Any material events that occurred subsequent to December 31, 2017 through February 26, 2018, the date these financial statements were available for issuance, were reviewed for purposes of determining whether any adjustments or additional disclosures were required to be made to these financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

The process of estimating accrued expenses involves identifying services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when the Company has not yet been invoiced or is otherwise notified of actual cost. The majority of the Company's service providers invoice on a monthly basis for services performed. The Company makes estimates of its accrued expenses as of each Statement of Financial Condition date in its financial statements based on facts and circumstances known to it.

2. Summary of Significant Accounting Policies (continued)

Cash

Cash includes federally insured demand deposits that exceed the limit on insured deposits. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

Revenue Recognition

The Company principally earns revenue from advisory and placement brokerage services. Revenue is recognized when all of the following criteria are met:

- Persuasive evidence of an arrangement exists;
- Services have been rendered;
- Amount is fixed or determinable; and
- Collectibility is reasonably assured.

Fees are recognized as gross revenue, in accordance with written agreements, at the time the related services are fully performed, unless significant future contingencies exist. The existence of future contingencies results in the deferral of recognition of corresponding revenue until such contingencies are satisfied. Contingencies or conditions stated in agreements between the Company and the client, must be satisfied before recognizing revenue. A contingency or condition is defined as an event (or non-event) which must occur (or not occur) before the Company's fee is fixed and determinable. The Company records deferred income to the extent that cash payments have been received in accordance with the terms of underlying agreements, but such amounts have not yet met the criteria for revenue recognition in accordance with U.S. GAAP.

Advisory and Placement Fees Receivable and Allowance for Doubtful Accounts

Advisory and placement fees recognized but not yet received are recorded as receivables on the Statement of Financial Condition. The Company evaluates the collectability of receivables and records an allowance for doubtful accounts on these receivables on a specific identification basis. As of December 31, 2017, the Company did not record any allowances.

2. Summary of Significant Accounting Policies (continued)

Expense Recognition

Real estate service fees paid to affiliates and real estate professional fees, on the Statement of Operations, represent payments made to real estate companies/professionals for services in connection with transactions completed by the Company. These transaction-related expenses are paid upon completion of the transaction and recognized when the corresponding revenue is recognized.

Income Taxes

The Company accounts for income taxes in accordance with the asset and liability method prescribed in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740. The Company's taxable income is included in the taxable income of the Parent for federal income tax purposes, which is also included in the federal income tax return of Cushman & Wakefield Group, Inc., the parent company of Cushman & Wakefield Inc., through December 31, 2017.

Federal income taxes for the Company are provided for in these financial statements as if the Company was filing as a separate entity. The Company is included in combined state income tax returns with the Parent and certain other subsidiaries of the Parent.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset and liability and its reported amount on the Statement of Financial Condition. These temporary differences result in taxable or tax deductible amounts in future years and are measured using the enacted tax rates and laws expected to apply to taxable income in the periods in which the deferred tax liability or asset is anticipated to be settled or realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that that the new rate is enacted. A valuation allowance is established against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized in the future.

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

In determining the amount of current and deferred tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the level of historical taxable income, projected future taxable income and tax planning strategies that can be implemented by the Company in making this assessment.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. ASC 740-10 requires recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on de-recognition, classification, interest and penalties, and disclosure. The Company accounts for interest and penalties as a component of income tax expense on the Statement of Operations.

Fair Value of Assets and Liabilities

The financial assets and liabilities of the Company are reported on the Statement of Financial Condition at carrying amounts that approximate fair values due to the short maturities of the instruments. Such assets and liabilities include cash, receivables, accrued expenses, and due to parent respectively.

3. Recent Accounting Pronouncements

The Company will adopt the following new accounting standards that have been recently issued:

Revenue Recognition

In May 2014, the FASB and the International Accounting Standards Board issued a converged standard on recognition of revenue from contracts with customers, ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective. The core principle of the ASU requires companies to reevaluate when revenue is recorded on a transaction based upon newly defined criteria, either at a point in time or over time as goods or services are delivered. The ASU requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and estimates, and changes in those estimates.

In 2016, the FASB issued additional amendments that affect the guidance issued in ASU 2014-09 as described in the following updates: ASU No. 2016-08; 2016-10; 2016-11; 2016-12; and 2016-20. These updates provide further guidance and clarification on specific items within the previously issued ASU. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements for Topic 606. The new guidance permits the use of either the retrospective or modified retrospective methods of adoption and is effective for public companies for annual reporting periods beginning after December 15, 2017 with the option to early adopt the standard for annual periods beginning on or after December 15, 2016.

The Company plans to adopt the new revenue recognition guidance as of January 1, 2018 using the modified retrospective transition method. The Company will recognize the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of retained earnings.

3. Recent Accounting Pronouncements (continued)

Revenue Recognition (continued)

Based on the Company's assessment, the impact of the application of the new revenue recognition guidance will result in an acceleration of some revenues that are based, in part, on future contingent events. For example, some placement revenues from commissions will get recognized earlier. Under current GAAP, a portion of these commissions are deferred until a future contingency is resolved. Under the new revenue guidance, the company's performance obligation will be typically satisfied upon employee signing the agreement and therefore the fee that is contingent on a future event will be recognized earlier if not deemed probable of significant reversal.

Cash Flows

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The new guidance is intended to reduce the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The ASU requires the classification of eight specific cash flow issues identified under ASC 230 to be presented as either financing, investing or operating, or some combination thereof, depending upon the nature of the issue. The new guidance is required to be adopted retrospectively for all of the issues identified to each period presented. The ASU is effective for public companies for fiscal years beginning after December 15, 2017. Early adoption is permitted. The Company is currently evaluating the effect, if any, that the ASU will have on its consolidated financial statements.

4. Related Party Transactions

The accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed if the Company operated as an unaffiliated company. Pursuant to the Restated Administrative Services Agreement dated as of January 1, 2017 ("Agreement"), the Company receives services, including use of office space, personnel and other general and administrative services from the Parent. For Company registered representatives who are members of the Parent's Corporate Finance & Investment Banking ("CFIB") business unit, the fee allocated to the Company pursuant to the Agreement for the twelve months ended December 31, 2017 was equal to 5.0% of CFIB's affiliated overhead expense based on the 2017 Annual Operating Plan. This percentage fee is calculated based on the anticipated volume of securities related activity of the Company's registered representatives. For Company registered representatives who are members of the Parent's business units other than CFIB, the fee allocated to the Company pursuant to the Agreement for the twelve months ended December 31, 2017 was equal to 5.0% of the respective business unit's affiliated overhead expense based on the 2017 Annual Operating Plan. The cost for such services is recorded within Parent management expense fees on the Statement of Operations. For the year ended December 31, 2017, the fee for such services amounted to $302,648.

The Due to Parent balance on the Statement of Financial Condition at December 31, 2017 primarily relates to Parent cost allocations, federal and certain unitary state income taxes, transaction costs and other fees paid by the Parent. Due to Parent balances are settled on a periodic basis.

The Company is to pay the Parent and affiliated brokers for services rendered in connection with transactions completed by the Company. For the year ended December 31, 2017, the fees for such services amounted to $10,000, of which substantially all $10,000 is included in both due to Parent and real estate service fees paid to affiliates on the Statement of Financial Condition and the Statement of Operations, respectively.

5. Income Taxes

The components of income tax benefit for the year ended December 31, 2017 are as follows:

Current income tax benefit:	
Federal	$ –
State and local	–
Total current income tax benefit	–
Deferred tax benefit:	
Federal	(43,339)
State and local	(23,712)
Total deferred income tax benefit	$ (67,051)

The Company had an effective tax rate of 19.51%, which is different from the federal statutory rate of 35.00% due primarily to state and local taxes and enactment of the US tax law changes. Changes in tax laws and rates may affect recorded deferred tax assets and liabilities and the Company's effective tax rate in the future. In December 2017, the US enacted several changes to its tax laws, including lowering Federal annual income tax rate from January 1, 2018 forward from 35% to 21%. A change in tax law is accounted for in the period of enactment. A net benefit reduction of approximately $67K was recorded as a discrete item in the Benefit from income taxes in the year ended December 31, 2017 to account for the change of the deferred tax balances.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10. This standard defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized.

5. Income Taxes (continued)

The Company has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined no material uncertain tax positions existed as of December 31, 2017.

6. Commitments and Contingencies

Litigation

In the ordinary course of business, the Company is subject to claims, contractual disputes and other uncertainties. As of December 31, 2017, there were no claims or suits involving the Company.

7. Net Capital Requirements

As a registered broker-dealer with the Securities and Exchange Commission (the SEC), the Company is subject to the SEC's uniform net capital rule (Rule 15c3-l) (the "Rule,") which requires the maintenance of minimum net capital of the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined in the Rule and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The Company computes its net capital requirements under the provisions of SEC Rule 15c3-l and is exempt from SEC Rule 15c3-3. The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC 15c3-3 under the Securities Exchange Act of 1934.

At December 31, 2017, the Company had net capital of $1,878,333, which was $1,778,333 in excess of the required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital at December 31, 2017 was 13.99%.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notifications and other provisions of SEC Rule 15c3-1.